PRIMERO ANNOUNCES ELECTION OF DIRECTORS

Toronto, Ontario, May 8, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announces that today, at its annual general and special meeting of shareholders (the “Meeting”), all directors nominated as listed in the management information circular dated April 7, 2014 were re-elected. The detailed results are as follows:

	Votes For		Withheld Votes
Director	#	%	#	%
Wade Nesmith	90,106,889	84.88	16,050,229	15.12
Joseph Conway	90,121,719	84.89	16,038,460	15.11
David Demers	99,356,667	93.59	6,803,512	6.41
Grant Edey	97,884,285	92.21	8,272,832	7.79
Rohan Hazelton	82,857,098	78.05	23, 303, 081	21.95
Eduardo Luna	89,428,026	84.24	16,732,153	15.76
Robert Quartermain	99,603,938	93.83	6,553,179	6.17
Michael Riley	105,185,196	99.08	974,983	0.92
Brad Marchant	106,034,880	99.88	125,299	0.12

Following Goldcorp Inc. disposition of all of its shareholdings, Mr. Timo Jauristo, a nominee of Goldcorp, determined that he would not stand for re-election as a director.

The Company has also filed a report of voting results on all other resolutions voted on at the Meeting on www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168 tbrown@primeromining.com

Primero’s website is www.primeromining.com.